EXHIBIT 99.1

LETTER OF INTENT

[Letterhead of Linamar Corporation]

287 Speedvale Avenue West

Guelph, Ontario

Canada N1H 1C5

CONFIDENTIAL

June 23, 2003

McLaren Performance Technologies, Inc.

32233 West Eight Mile Road

Livonia, Michigan 48152

Revised Letter of Intent to Acquire all Issued and Outstanding Shares

of McLaren Performance Technologies, Inc.

Gentlemen:

This non-binding letter of intent (“Letter of Intent”) will confirm our revised agreement in principle with respect to the acquisition of all of the issued and outstanding shares of capital stock of McLaren Performance Technologies, Inc., a Delaware corporation (“MPT”), by Linamar Corporation, an Ontario corporation (“Linamar”). This Letter of Intent contains the entire agreement in principle between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein. This Letter of Intent specifically supercedes that certain Letter of Intent dated March 26, 2003, as amended April 9, 2003, by and between the parties hereto.

1.    Merger. The acquisition of MPT will be consummated through a merger of a Delaware corporation to be formed and wholly-owned by Linamar (“Linamar Sub”), with and into MPT, with MPT to be the surviving corporation and a wholly-owned subsidiary of Linamar (the “Merger”).

2.    Merger Consideration. In the Merger, each share of MPT common stock, par value $.00001 per share (the “MPT Common Stock”), outstanding as of the closing of the Merger, will be converted into the right to receive US$0.8875 in cash (the “Fixed Amount”).

3.    Treatment of Options. In the Merger, each outstanding vested and unvested option to acquire MPT Common Stock will be immediately vested, cancelled, and converted in the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Fixed Amount over the per share exercise price thereof, and (ii) the number of shares of MPT Common Stock subject thereto.

4.    Merger Agreement and Voting Agreement. Counsel to Linamar will continue with the drafting of an Agreement and Plan of Merger (the “Merger Agreement”) among Linamar, Linamar Sub and MPT, and the parties will continue to negotiate, in good faith, the terms thereof. In addition, counsel to Linamar will continue with the drafting of a voting agreement (the “Voting Agreement”), pursuant to which each of the officers, directors, and 5% or greater holders of MPT Common Stock and their affiliates, will (i) irrevocably agree to vote (A) for the approval of the Merger Agreement and Merger at the MPT stockholder meeting, and (B) against any alternative transaction, (ii) grant Linamar an irrevocable proxy to vote such stockholder’s shares in connection with the matters in clause (i) above, and (iii) agree to sell their shares to Linamar for the Fixed Amount.

5.    Purchase Investigation. Linamar will continue its investigation of the legal, business, environmental and financial condition of MPT. MPT will continue to extend its full cooperation to Linamar and its lawyers, accountants and other representatives in connection with such investigation. Linamar, its lawyers, accountants and other representatives shall continue to have full access to MPT’s books and records, facilities, accountants, key employees, customers, and suppliers for the purpose of conducting such investigation.

6.    Conditions Precedent. The obligation of the parties to consummate the Merger shall be subject to and contingent upon:

A. Linamar’s complete satisfaction with its due diligence investigation of MPT prior to entering into the Merger Agreement.

B. The approval of the Merger and the Merger Agreement by the boards of directors of MPT and Linamar.

C. The due execution and delivery of the Merger Agreement by MPT, Linamar, and Linamar Sub.

D. The due execution and delivery of the Voting Agreement.

E. The scheduling of a special meeting of the MPT stockholders as soon as practical after execution of the Merger Agreement, and the recommendation by the MPT board of directors that the MPT stockholders vote in favor of the Merger and the Merger Agreement at such stockholder meeting.

F. The filing of a proxy statement on Schedule 14A and the approval thereof by the US Securities and Exchange Commission.

G. The approval of the Merger by a majority of MPT’s stockholders.

H. The execution and delivery of Employment Agreements and/or Non-Compete Agreements by certain key employees of MPT.

I. Other closing conditions to be contained in the Merger Agreement, including the absence of any material adverse effects (as defined in the Merger Agreement).

7.    Conduct of Business. Pending execution of the Merger Agreement, MPT shall continue to conduct its business in accordance with the ordinary course of business and shall continue to use its best efforts to maintain its business and assets. Except as set forth herein, MPT will not (i) issue or agree to issue any additional shares of MPT Common Stock or of any other voting security or any rights to acquire any such additional MPT Common Stock or voting security, except for shares issuable upon the exercise of previously granted employee stock options, if any, nor (ii) authorize or consummate any dividends or distributions of its assets to its shareholders, any consolidation, merger, sale of its assets other than in the ordinary course of business, or purchase of all or substantially all of the assets of any entity, any amendment to its certificate of incorporation or bylaws, or any other extraordinary corporate transaction

8.    Public Announcements. Subject to applicable law, neither party hereto shall make any additional public announcement relating to this transaction until the signing of the Merger Agreement, and any announcements made thereafter will be mutually agreed upon and jointly made by the parties.

9.    Filings and Applications. Each party shall continue to cooperate fully with the other party in furnishing any necessary information required in connection with (i) the preparation, distribution and filing with the Securities and Exchange Commission (“SEC”), in each case, if necessary, of a proxy statement, an information statement, and any other filing or document required by the SEC, and (ii) the preparation, distribution and filing of any filings, applications and notices which may be required by other federal, state and local governmental or regulatory agencies or stock exchanges in any jurisdiction, including the United States and Canada.

10.    Brokers. Neither Linamar, MPT, nor any of their officers, directors, employees or stockholders has retained or used, and none of them will retain or use, the services of any broker, finder or investment banker which would result in the imposition of a fee or any other compensation of any kind to any third-parties in connection with the Merger, other than the fees in the amount of up to $35,000 owed by MPT to J.D. Buhr & Company, LLC. Each party agrees to indemnify the other for any fees for which the other becomes responsible as a result of a breach of this paragraph 10.

11.    Responsibility and Costs. Each party will be responsible for their own costs and expenses associated with the transactions contemplated hereby, including, but not limited to, legal fees and costs, and the costs associated with obtaining shareholder, governmental and other third party approvals prior to closing of the Merger.

12.    Exclusivity. In consideration of Linamar’s undertaking the costs and expenses of continuing negotiations, MPT agrees that for a period of 30 days after the date hereof, it shall not consider, seek or solicit, negotiate with, or engage anyone to seek, solicit, or negotiate on behalf of MPT or its stockholders, or provide or cause to be provided information to, any third party in connection with any proposal or offer with respect to the acquisition of MPT, or all or substantially all of its assets. In addition, without the prior written consent of Linamar, MPT will not disclose to any person any of the terms, conditions or other facts with respect to any possible Merger between the parties, including the status thereof. MPT shall make all of its directors, officers, employees, affiliates, brokers, agents, advisors and representatives aware of the terms of this paragraph 12 and shall cause them to comply herewith, and shall be liable for any breach hereof by any of them.

13.    Governing Law/Jurisdiction. This Letter of Intent shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s principles of conflicts of law. The parties consent to the jurisdiction of the courts of the United States and New York located in such state for the resolution of any dispute relating to this Letter of Intent.

14.    Absence of Enforceable Agreement. Except for the provisions of paragraph 5 (second and third sentence) and paragraphs 7 through 14 (inclusive), which are intended to be binding, this Letter of Intent is not intended to be, and does not constitute, a binding or enforceable agreement, but is merely a general statement of intent which sets forth the general basis for the negotiation and preparation of the Merger Agreement and related documents. Except for the aforementioned provisions, no legal or equitable duties, responsibilities or rights are created hereby, and each party covenants not to institute or participate in any proceeding seeking to establish a contrary position.

15.    Third Parties. This Letter of Intent is intended for the sole and exclusive benefit of the parties hereto and their respective successors and controlling persons, and no other person, firm or corporation shall have any third-party beneficiary or other rights hereunder.

If the foregoing represents your understanding of the terms of our preliminary agreement, please sign this Letter of Intent on the below-designated line and return a copy to the undersigned no later than 5:00 p.m. (Eastern time) on June 23, 2003.

LINAMAR CORPORATION

By:	/S/ K. WETTLAUFER
Name: K. Wettlaufer Title: CFO

Accepted and Agreed as of the date first set forth above.

McLAREN PERFORMANCE TECHNOLOGIES, INC.

By:	/S/ WILEY R. MCCOY
Name:Wiley R. McCoy Title: CEO